Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

November 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 40-33 – Civil Action Documents Filed With Regard To Sierra Income Corporation et al. (File No. 814-00924)

Ladies and Gentlemen:

On behalf of Sierra Income Corporation (the “Company”), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

●	the Verified Complaint for Injunctive Relief filed by FrontFour Capital Group, LLC and FrontFour Master Fund, Ltd., on behalf of themselves and similarly situated stockholders of Medley Capital Corporation, Plaintiffs, vs. Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, Medley Management, Inc., Sierra Income Corporation and Medley Capital Corporation, Defendants, in the Court of Chancery of the State of Delaware on February 11, 2019, captioned In re Medley Capital Corp. S’holders Litig., Cons. C.A. No. 2019-0100 (the “FrontFour Matter”);

●	the Verified Amended Complaint for Injunctive Relief filed on February 12, 2019, which relates to the FrontFour Matter;

●	the Answer and Affirmative Defenses of Defendants Mark Lerdal, Karin-Hirtler-Garvey, John E. Mack and Arthur A. Ainsberg to Plaintiffs’ Amended Verified Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

●	the Answer of Defendant Sierra Income Corporation to Plaintiffs’ Amended Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

●	the Answer of the Entity Defendants, Brook Taube, Seth Taube, and Jeff Tonkel to Plaintiffs’ Verified Amended Complaint for Injunctive Relief, filed on February 25, 2019, which relates to the FrontFour Matter;

U.S. Securities and Exchange Commission Division of Investment Management November 12, 2019 Page 2

●	the Verified Class Action Complaint, filed by Stephen Altman, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal and John E. Mack, Defendants, in the Court of Chancery of the State of Delaware on March 20, 2019, captioned Altman v. Taube, C.A. No. 2019-0219, which was consolidated with the FrontFour Matter on April 8, 2019;

●	the Memorandum Opinion which relates to the FrontFour Matter, as filed in the Court of Chancery of the State of Delaware on March 22, 2019;

●	the Shareholder Class Action Complaint filed by Roger Anderson and James T. Bischof, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, vs. Stephen R. Byers, Oliver T. Kane, Valerie Lancaster-Beal, Brook Taub, Seth Taub, Sierra Income Corp., and Sierra Management, Inc., in the Supreme Court of the State of New York, County of New York, on April 5, 2019, captioned Roger Anderson et al. v. Stephen R. Byers et al., Index No. 652006/2019 (the “Anderson Matter”);

●	the First Amended Shareholder Class Action Complaint filed on November 8, 2019, which relates to the Anderson Matter;

●	the Class Action Complaint filed by Helene Lax, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management, Inc., Sierra Income Corporation, and Sierra Management, Inc., Defendants, in the Supreme Court of the State of New York, County of New York, on January 25, 2019, captioned Helene Lax v. Brook Taube, et al., Index No. 650503/2019; and

●	the Class Action Complaint filed by Richard Dicristino and Evan Khan, On Behalf of Themselves and All Others Similarly Situated, Plaintiffs, vs. Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., Medley Capital Corporation, Medley Management, Inc., Sierra Income Corporation, and Sierra Management, Inc., Defendants, in the Supreme Court of the State of New York, County of New York, on January 25, 2019, captioned Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019.

If you have any questions regarding this submission, please do not hesitate to call Payam Siadatpour at (202) 383-0278 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Seth Taube, Sierra Income Corporation

Jeffrey Tonkel, Sierra Income Corporation

Richard T. Allorto, Jr., Sierra Income Corporation

John D. Fredericks, Sierra Income Corporation

Payam Siadatpour, Eversheds Sutherland (US) LLP